EXHIBIT 12

Proxy

Type of Meeting:	Annual General Meeting
Name of Company:	El Nino Ventures Inc.
Meeting Date:	June 27, 2007
Meeting Time:	10:00 a.m.
Meeting Location:	2303 West 41st Avenue, Vancouver, BC V6M 2A3

The undersigned Member of the Company hereby appoints, Harry Barr, Chairman of the Company, or failing this person, Taryn Downing, Secretary of the Company, or in the place of the foregoing, ____________________________________,  (Please Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

		For	Withhold
1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants as the Company’s Auditors	________	________

2.	To set the number of Directors at six	________	________

3.	To elect Directors for the ensuing year

	(a) Harry Barr	________	________
	(b) Bernard Barlin	________	________
	(c) Michael Philpot	________	________
	(d) Jean Luc Roy	________	________
	(e) Morris Medd	________	________
	(f) John Royall	________	________

		For	Against

4.	To approve and ratify the past acts, deeds and conduct of the Directors	________	________

5.	To approve, by disinterested shareholders, the amendment of the Company’s Stock Option Plan	________	________

6.	To approve, by disinterested shareholders, the potential amendment to stock options granted to insiders	________	________

7.	To approve the potential issuance of nominal value performance shares	________	________

The undersigned Member hereby revokes any proxy previously given to attend and vote at said meeting.	[ ]
Please sign here: __________________________
Date: __________________________________

This proxy form is not valid unless it is signed and dated. If someone other than the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received at the office of "Computershare Investor Services" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of Computershare Investor Services, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 and its fax number within North America 1-866-249-7775 and outside North America:  1-416-263-9524

1.	This Proxy is solicited by the Management of the Company.
2.	(i)	If the Member wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the meeting.
(ii)

If the Member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

3.

If the Member can not attend the meeting but wishes to vote on the resolutions, the Member can appoint another person, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

4.

If the Member can not attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

5.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any ballot of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6.

If the Member votes on the resolutions and returns the proxy form, the Member may still attend the meeting and vote in person should the Member later decide to do so. To attend the meeting, the Member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.  (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW).

Voting discretion denied  __________________________